VIA EDGAR

September 11, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Delwinds Insurance Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted June 9, 2020

CIK 0001812360

Dear Mr. Burr:

Delwinds Insurance Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 2, 2020, regarding the Draft Registration Statement on Form S-1 submitted on June 9, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted June 9, 2020

Exclusive Forum for Certain Lawsuits, page 127

1.	We note that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We hereby confirm to the Staff that our Amended and Restated Certificate of Incorporation will state clearly that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

*    *    *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Delwinds Insurance Acquisition Corp.

By:	/s/ Andrew Poole
Name:	Andrew Poole
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP